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                                                                      EXHIBIT 16

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

KPMG LLP ("KPMG") was previously the principal accountants for Orbital Imaging Corporation ("ORBIMAGE" or the "Company"), and under date of January 22, 1999 we reported on the financial statements of the Company as of and for the years ended December 31, 1998 and 1997. On April 22, 1999 we resigned as the Company's principal accountants. We have read the Company's statements included in Item 4 of its Form 8-K dated April 29, 1999 ("Item 4") and we agree with those statements, except as follows:

KPMG does not agree with the statement in the second sentence of the second paragraph of Item 4 that during the fiscal year ended December 31, 1998 there were "no disagreements" between KPMG and the Company. The third sentence of the second paragraph of Item 4 purports to describe a "discuss[ion]" between the Company and KPMG concerning "prospective accounting treatment for recognizing revenue on certain customer purchase contracts". KPMG believes there was a disagreement with the Company related to (1) the correct application of the revenue accounting for certain related party contracts in future periods, and
(2) disclosure of the nature of these contracts in certain of the Company's registration statements and an offering prospectus issued in connection with an exempt debt securities in April 1999. The Company ultimately disclosed these transactions in the exempt offering in such a manner so that the offering memorandum did not suggest that these contracts would result in revenues in the future and clearly identified these contracts as between Orbital and the customer rather than between ORBIMAGE and the customer.

KPMG  LLP